Contact

www.linkedin.com/in/adithya-bellathur (LinkedIn)

Top Skills

Leadership
Public Speaking
Java

Adithya Bellathur

CTO at Notey Inc. | Techstars ‘23
Saratoga, California, United States

Summary

I am a computer scientist, musician, and artist who likes to solve problems creatively.

Experience

Notey Inc
Chief Technology Officer
June 2021 - Present (3 years 3 months)

Bloomberg LP
Software Engineer
August 2021 - May 2024 (2 years 10 months)
New York, New York, United States

Bloomberg LP
Software Engineer Intern
May 2020 - August 2020 (4 months)

Beyond Limits
Software Engineering Intern
June 2019 - May 2020 (1 year)
Greater Los Angeles Area

USC Center for AI In Society
Undergraduate Research Assistant
September 2018 - May 2020 (1 year 9 months)
Greater Los Angeles Area

Helping research to aid anti-poaching efforts that will first automatically detect poachers and animals via drone footage. Done in collaboration with Air Shepherd, which flies UAVs in Africa equipped with a thermal infrared camera to identify and intercept poachers.

LavaLab
Developer

September 2018 - December 2018 (4 months)

Greater Los Angeles Area

Lead development of Bubble, a music ideation app. Presented the project in Capitol Record's first Hackathon, Capitol360

Amazon
Software Development Engineer Intern
May 2018 - August 2018 (4 months)

Seattle, Washington

Niara, Inc.
Intern
June 2017 - August 2017 (3 months)

Santa Clara, California

RupertBot
Intern
October 2016 - December 2016 (3 months)

Palo Alto, California

Education

University of Southern California
Master of Science - MS, Computer Science · (August 2020 - May 2021)

University of Southern California
Bachelor's degree, Computer Science · (2016 - 2020)